TEACHERS INSURANCE AND ANNUITY ASSOCIATION       PETER C. CLAPMAN
  COLLEGE RETIREMENT EQUITIES FUND                 SENIOR VICE PRESIDENT & CHIEF
                                                   COUNSEL, CORPORATE GOVERNANCE
  730 Third Avenue/New York, NY 10017-3206         Tel: (212) 916-4232
  (212) 490-9000                                   Fax: (212) 916-5813




                                            April 15, 2004

Dear Fellow MBNA Shareholder:

         I am writing to you on behalf the College Retirement Equities Fund
(CREF), a holder of more than 17.9 million shares of common stock in MBNA, which has submitted the shareholder resolution requesting that the company adopt a policy that would require that at least two-thirds of the directors be independent. We believe that adoption of such a policy will have a positive long-term effect on the value of your shares and thus urge you to support our resolution and vote "FOR" Item 4 on the company's proxy card.

         Shareholders in MBNA have a vital interest in this issue. In recent years, the MBNA board has taken actions that, we believe, are contrary to the best interests of shareholders. These include awards of executive stock compensation, post retirement benefits and spousal benefits including the personal use of company airplanes that, we believe, are egregious, in excess of corporate norms, and an inappropriate use of shareholder assets. These compensation policies indicate to us that directors have not acted independently from management.

         The company's response to our resolution states that five of seven directors are independent. We believe, however, that in light of the longstanding and extensive business, professional, personal, and familial relationships some of these "independent" directors have with the company and key managers set forth in other locations of the proxy, most of the board currently is not independent. The proxy statement refers to the board's determination that some of these individuals are independent because, among other reasons, the individuals themselves assert that they believe they are independent. Shareholders can be skeptical about such independence given that these same directors were part of the system that produced the excesses described above.

         We recognize that MBNA has taken significant steps in the past year to change the composition of the board and address the compensation of the company's top executives. By supporting our proposal, shareholders can send a strong message that the board needs to accelerate these efforts.

         We urge your support for Item 4.


                                Very truly yours,



                                Peter C. Clapman